SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of

    1934 For the Fiscal Year Ended December 31, 2005

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act

    of 1934 For the transition period from _______________ to ______________


Commission File Number: 001-10607
                        ---------


                                  -------------

                         BITUMINOUS 401(K) SAVINGS PLAN

                                  -------------


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                             CHICAGO, ILLINOIS 60601


















                                 Total Pages: 13

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.



                                     BITUMINOUS 401(K) SAVINGS PLAN, Registrant




                                     By /s/ Greg Ator
                                        ---------------------------------------
                                        Greg Ator, Committee Member


                                     By /s/ Janine Happ
                                        ---------------------------------------
                                        Janine Happ, Committee Member


                                     By /s/ Robert Rainey
                                        ---------------------------------------
                                        Robert Rainey, Committee Member




  Dated: June 26, 2006

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                 ---------------

                                    FORM 11-K

                                 ---------------


                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                 For The Years Ended December 31, 2005 and 2004


                                 ---------------


                         BITUMINOUS 401(k) SAVINGS PLAN
                     (Formerly Known as BITCO Savings Plan)

                                 ---------------




                     OLD REPUBLIC INTERNATIONAL CORPORATION
                             307 NORTH MICHIGAN AVE
                             CHICAGO, ILLINOIS 60601

                         BITUMINOUS 401(k) SAVINGS PLAN
                          Index to Financial Statements


                                                                        Page No.

Report of Independent Registered Public Accounting Firm                    1

Financial Statements:
  Statements of Net Assets Available for Benefits at
    December 31, 2005 and 2004                                             2

  Statements of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2005 and 2004                         3

Notes to Financial Statements                                            4 - 8

Supplemental Schedule:
  Schedule of Assets (Held at End of Year) at December 31, 2005            9
























Note
----

Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Bituminous 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bituminous 401(k) Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ PricewaterhouseCoopers, LLP


Chicago, Illinois
June 26, 2006

                         BITUMINOUS 401(K) SAVINGS PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2005 and 2004




ASSETS                                                 2005             2004
                                                       ----             ----
Investments, at fair value:
   Old Republic International
       Corporation common stock                   $  6,450,210     $  6,041,777
   Pooled separate accounts                         15,824,281       14,048,250
   Participant loans receivable                        412,062          434,874
                                                  ------------     ------------
Net assets available for benefits                 $ 22,686,553     $ 20,524,901
                                                  ============     ============




















The accompanying notes are an integral part of these financial statements.

                         BITUMINOUS 401(K) SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                 For the years ended December 31, 2005 and 2004



                                                        2005            2004
                                                        ----            ----
Additions:

Contributions:
  Employer                                          $   232,993     $   210,706
  Employee                                            1,223,531       1,164,011
  Rollover                                              162,956          10,904
                                                    -----------     -----------
    Total contributions                               1,619,480       1,385,621
                                                    -----------     -----------

Investment income (loss):
  Dividends from ORI common stock                       386,396         120,981
  Net investment gain from
    pooled separate accounts                            696,690       1,071,520
  Net appreciation (depreciation) of common stock       216,214         (40,799)
  Interest from participant loans                        23,104          21,971
                                                    -----------     -----------
    Total investment income                           1,322,404       1,173,673
                                                    -----------     -----------

    Total additions                                   2,941,884       2,559,294
                                                    -----------     -----------

Deductions:
  Benefits paid to participants                         778,444       1,386,786
  Administrative expenses                                 1,788          10,115
                                                    -----------     -----------
    Total deductions                                    780,232       1,396,901
                                                    -----------     -----------

    Net increase                                      2,161,652       1,162,393

Net assets available for benefits:
  Beginning of year                                  20,524,901      19,362,508
                                                    -----------     -----------
  End of year                                       $22,686,553     $20,524,901
                                                    ===========     ===========





The accompanying notes are an integral part of these financial statements.

                         BITUMINOUS 401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1.       Description of Plan

         The following description of the Bituminous 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         A.   General

         The Plan is a defined contribution plan covering substantially all of the employees of Bituminous Casualty Corporation (the "Company" or the "Plan Sponsor") who, prior to October 1, 1997, had completed one year of service, attained age twenty-one and had completed 1,000 hours of service during the 12 month period commencing on their date of hire or during a plan year. Subsequent to October 1, 1997, employees are eligible to participate in the plan on the last to occur: (A) date of hire or (B) the start of the payroll period in which the employee attains age twenty-one. Participation in the Plan is optional. If an employee does not elect to join the Plan on the first date he/she is eligible to do so, he/she may join the Plan at the start of any subsequent payroll period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         B.   Contributions

         Participants may contribute up to 12 percent of their annual compensation on a before-tax basis subject to applicable IRS limitations. The Company provides a matching contribution equal to 25 percent of the participant's contribution on the first 6 percent of earnings. Participants may elect to have their voluntary contributions invested in any one or more of the ten Pooled Separate Accounts as well as the ORI Stock Account. Company matching contributions are invested in the same manner as participants have elected for their contributions. A rollover is a transfer to the plan of a qualified distribution in accordance with the provisions of the plan. Rollovers are not subject to company matching contributions. Employees who are age 50 and older at any time during the year may make catch-up contributions, subject to applicable IRS limitations. Catch-up contributions are not subject to company matching contributions.

         C.   Participant Accounts

         Each participant's account is credited with the participant's contributions, an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         The Pooled Separate Accounts are each divided into units of participation. When an amount is allocated or transferred to the Pooled Separate Accounts, the number of units is increased and when an amount is withdrawn from the Pooled Separate Accounts, the number of units is decreased. Such increase or decrease in the number of units is determined by dividing the amount allocated to or withdrawn from the Pooled Separate Accounts by the then current Pooled Separate Account unit value. Cash dividends received with respect to Old Republic International Corporation ("ORI") stock previously credited to participants shall be applied to purchase additional shares of ORI stock in the ORI Stock Account. Such dividends and the additional shares (including fractional shares) subsequently purchased with the

                         BITUMINOUS 401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1. Description of Plan (continued)

         dividends shall be allocated and credited to the accounts of participants, pro rata, according to the shares (including fractional shares) credited to the accounts of participants on the applicable dividend record date. Any ORI stock received as a stock split or stock dividend or as a result of a reorganization or recapitalization of ORI shall be allocated and credited to the accounts of participants in proportion to the ORI stock previously credited to their account

         D.   Vesting

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are immediately vested in the remainder of their accounts upon death, disability, attainment of normal retirement age or based on the participant's number of years of service using the following table for the years ended December 31,2005:

                       Years of Service             Vested Percentage
                         Fewer than 1                        0%
                              1                             10%
                              2                             20%
                              3                             40%
                              4                             60%
                              5                             80%
                          6 or More                        100%

         E.   Payment of Benefits

         On termination of service, retirement, or death, a participant or his/her beneficiary may elect to leave funds in the Plan or receive either a single-sum payment or purchase of a single premium life annuity contract. Net assets at December 31, 2005 and 2004, include funds totaling $2,884,268 and $2,777,429, respectively, which represent the account balance of retired and terminated participants who have elected to leave the funds in the Plan upon retirement or termination.

         F.   Forfeitures

         All forfeitures are segregated annually. At that time, forfeitures are used as an offset to the Company's matching contribution. There were unallocated assets of $225 and $14,000 at December 31, 2005 and 2004, respectively, related to these forfeitures.

         G.   Participant Loans

         Participants may elect to borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loans account. Loan terms shall not extend beyond five years. The loans are collateralized by the balance in the participant's account and bear interest at a rate which is based on the prevailing prime rate as published in The Wall Street Journal on the first business day of the month in which the loan is made plus one percentage point. Interest rates range from 5.00 percent to 9.00 percent with loans maturing at various dates through 2010. Principal and interest are paid ratably through bi-weekly payroll deductions.

                         BITUMINOUS 401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


1. Description of Plan (continued)

         H.   Administrative Expenses

         Investment management fees and other fees related to investments of the Plan are paid from the earnings of the Plan's investments and include services provided to participants such as investment communications, educational materials and the use of the telephone benefit service center. Audit fees, legal fees, and other fees related to the administration of the Plan are paid by the Company.

2.       Summary of Significant Accounting Policies

         A.   Basis of Accounting

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         B.   Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         C.   Risks and Uncertainties

         The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         D.  Investments and Income Recognition

         ORI stock is stated at the closing market value on the last business day of the year. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of the ORI Stock Account, which consists of realized gains or losses and the unrealized appreciation (depreciation) of this investment.

         Prior to April 1, 2004, the Plan had a group annuity contract with Connecticut General Life Insurance Company (CGLIC), whereby CGLIC maintained contributions in a contract holder's account and such contributions were allocated to ten Pooled Participant investment funds according to participant elections. Effective April 1, 2004, CGLIC agreed to transfer its retirement business to Prudential Retirement Insurance and Annuity Company (Prudential) as a result of the sale of a result of the sale of CIGNA Retirement & Investments division to Prudential Insurance Company. Prudential has therefore replaced CGLIC as the insurer of the group annuity contract. As of this date, the ten Pooled Participant investment funds remain the same with the exception of the fund name changes. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date.

                         BITUMINOUS 401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


2.       Summary of Significant Accounting Policies (continued)

         The ten Pooled Separate Accounts are credited with earnings on the underlying investments and charged for Plan benefits paid and deductions for investment expenses, risk, profit and annual management fees charged by Prudential. The Pooled Separate Accounts are included in the financial statements at fair value at December 31, 2005 and 2004, as reported to the Plan by Prudential. Realized investment gains and losses in the Pooled Separate Accounts are recognized in the year of sale.

         E.  Benefit Payments

         Benefit payments to participants are recorded upon distribution.


3.       Assets Greater Than 5% of Plan Assets

         Investments that represent 5% or more of plan assets at December 31, 2005 and 2004, are as follows:

                                                                                   December 31,
                                                                             2005               2004
                                                                             ----               ----
           AIM Dynamics Fund                                              $1,167,872         $    -
           Dryden S&P 500 Index                                            2,388,522          2,064,668
           Prudential Short-term Bond Fund                                 3,301,000          3,125,186
           Prudential Balanced I Fund / Wellington Management Co.          2,193,133          1,885,893
           Prudential Large Cap Value / Aronson & Johnson & Ortiz          2,107,911              -
           Prudential Large Cap Value / John A. Levin & Co. Fund               -              1,967,553
           ORI Stock Account                                               6,450,210          6,041,777
           Prudential Small Cap Value/Perkins, Wolf, McDonnell             1,579,733          1,435,697
           Prudential Small Cap Growth / TimesSquare Fund                  1,145,001              -

4.       Tax Status

         The Internal Revenue Service has issued a determination letter, dated May 29, 2002, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                         BITUMINOUS 401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


5.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100 percent vested in their accounts and are entitled to a distribution of their account balances.

6.       Related-Party Transactions

         The ORI stock account is invested in common stock of ORI, the ultimate parent of the Company.

         Plan assets include investments in ten Pooled Separate Accounts. These funds are managed by related parties of Prudential which is the record keeper and custodian of Plan assets.

                        BITUMINOUSE 401(K) SAVINGS PLAN
                             SUPPLEMENTAL SCHEDULE

                              SCHEDULE H, LINE 4I
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               Decmeber 31, 2005



 (a)                 (b)                                  (c)                              (d)               (e)
                                               Description of investment                                   Contract/
              Identity of issue                 including interest rate                   Cost           current value
              ----------------------           ---------------------------------          ----           -------------
              Dryden S&P 500 Index             Pooled separate account**                    -              $ 2,388,522

  *           Prudential Short-term            Pooled separate account**                    -                3,301,000
              Bond Fund

  *           Prudential Balanced I Fund/      Pooled separate account**                    -                2,193,133
              Wellington Management Co.

  *           Prudential Large Cap Growth/     Pooled separate account**                    -                  675,860
              Goldman Sachs Fund

  *           Prudential Large Cap Value/      Pooled separate account**                    -                2,107,911
              Aronson & Johnson & Ortiz Fund

  *           Prudential Small Cap Value/      Pooled separate account**                    -                1,579,733
              Perkins, Wolf, McDonnell Fund

  *           Prudential Small Cap Growth/     Pooled separate account**                    -                1,145,002
              TimesSquare Fund

  *           Prudential Global Value /        Pooled separate account**                    -                  581,106
              Morgan Stanley Fund

              State Street Global Advisors     Pooled separate account**                    -                  684,142
              Intermediate Bond Account

              AIM Dynamics Account             Pooled separate account**                    -                1,167,872

  *           ORI Stock Account                Common stock**                               -                6,450,210

  *           Participant Loans                Participant loans, interest               412,062               412,062
                                               rates range from 5.00% to 9.00%,          -------           -----------
                                               paid in a series of substantially
                                               equal payments over the term of
                                               the loan, maturing at various
                                               dates through 2010
                   Total                                                                $412,062           $22,686,553
                                                                                        ========           ===========
              *Party in interest

              **Cost information is not applicable for participant directed investments